

12010404

SEC
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FEB 29 2012

Washington, DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46646

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Windham Financial Services, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___608 Hills Point Road___
(No. and Street)

___Charlotte___   ___Vermont___   ___05445___
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Paul D. Mendelsohn___   ___802-425-7755___
                                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___McSoley McCoy & Co.___
(Name – if individual, state last, first, middle name)

___118 Tilley Drive___   ___South Burlington___   ___Vermont___   ___05403___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _PAUL D. MENDELSOHN_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
WINDhAM FINANCIAL SERVICES, INC. , as
of _December 31_ , 20_11_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATE OF VERMONT
Chittenden County, ss
Subscribed and sworn to before me
this _18_ day of _February_ _2012_

_____
Notary Public
My Commission Expires 2/10/_2015_

Windham Financial Services, Inc.

Financial Statements and Schedules

December 31, 2011 and 2010

Windham Financial Services, Inc.
December 31, 2011 and 2010

Table of Contents

McSOLEY McCOY  & CO.

Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors
Windham Financial Services, Inc.
Ferrisburgh, Vermont

We have audited the accompanying statements of financial condition of Windham Financial Services, Inc. as of December 31, 2011 and 2010, and the related statements of operation, changes in stockholder's equity and cash flows for the years then ended. Windham Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windham Financial Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III, Report of Independent Registered Public Accounting Firm on Internal Control Structure are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M⁻Soley M⁻Coy ⁺ Co.

February 17, 2012
VT Reg. No. 92-349

118 TILLEY DRIVE, SUITE 202, SOUTH BURLINGTON, VERMONT 05403

PHONE 802.658.1808   FAX 802.658.1779   WEB WWW.CPAVT.COM

	2011	2010
Assets		
Cash and cash equivalents	$ 237,451	$ 420,451
Commissions and management fee receivables	23,277	80,130
Prepaid expenses	8,123	8,260
Furniture and equipment, net	15,826	1,125
Total assets	$ 284,677	$ 509,966
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$ 7,323	$ 24,125
Accrued expenses	320	766
Total liabilities	7,643	24,891
Stockholder's equity:		
Common stock, no par value: 1,000 shares authorized; 100 shares issued and outstanding	100	100
Additional paid-in capital	124,040	124,040
Retained earnings	152,894	360,935
Total stockholder's equity	277,034	485,075
Total liabilities and stockholder's equity	$ 284,677	$ 509,966

The accompanying notes are an integral part of these statements.

2

Windham Financial Services, Inc.
Statements of Operations
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions	$ 312,503	$ 326,999
Management fees	74,119	73,614
Interest earned	445	1,692
Total revenues	387,067	402,305
Expenses:		
Commissions and brokerage	150,554	143,083
Depreciation	1,379	1,144
Employee compensation and benefits	173,567	218,886
Occupancy and equipment rental	21,956	21,019
Other operating expenses	44,493	42,274
Total expenses	391,949	426,406
Net loss	$ (4,882)	$ (24,101)

The accompanying notes are an integral part of these statements.

3

Windham Financial Services, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2011 and 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Number of Shares	Amount			
Balance, January 1, 2010	100	$ 100	$ 124,040	$ 493,611	$ 617,751
Net loss	-	-	-	(24,101)	(24,101)
Distributions to stockholder	-	-	-	(108,575)	(108,575)
Balance, December 31, 2010	100	100	124,040	360,935	485,075
Net loss	-	-	-	(4,882)	(4,882)
Distributions to stockholder	-	-	-	(203,159)	(203,159)
Balance, December 31, 2011	100	$ 100	$ 124,040	$ 152,894	$ 277,034

The accompanying notes are an integral part of these statements.

	2011	2010
Cash flows from operating activities:		
Net loss	$ (4,882)	$ (24,101)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation	1,379	1,144
(Increase) decrease in commissions and management fee receivable	56,853	(42,170)
Decrease in prepaid expenses	137	190
Increase (decrease) in accounts payable	(16,802)	5,340
Decrease in accrued expenses	(446)	(1,955)
Total adjustments	41,121	(37,451)
Net cash provided (used) by operating activities	36,239	(61,552)
Cash flows from investing activities:		
Purchase of equipment	(16,080)	(1,350)
Cash flows from financing activities:		
Distributions to stockholder	(203,159)	(108,575)
Net decrease in cash and cash equivalents	(183,000)	(171,477)
Cash and cash equivalents, beginning of year	420,451	591,928
Cash and cash equivalents, end of year	$ 237,451	$ 420,451

The accompanying notes are an integral part of these statements.

(1) <u>Summary of Significant Accounting Policies</u>

Windham Financial Services, Inc. (the Company) was incorporated on September 21, 1983 for the purpose of developing certain computerized market trading programs and acting as a Commodity Trading Advisor (CTA).

On December 30, 1988, the Company received an order granting registration pursuant to section 203 of the Investment Advisors Act of 1940 from the Securities and Exchange Commission as a Registered Investment Advisor (RIA). In January 1994, as an extension to its advisory services, the Company became a member in the National Association of Securities Dealers (NASD).

The Company is a member of Financial Industry Regulatory Authority (FINRA) (formerly NASD), Securities Investors Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company is also registered with the Securities and Exchange Commission (SEC) as a securities broker dealer. The Company is also registered and licensed with state regulatory agencies in jurisdictions where transactions occur.

The Company provides services to customers throughout the United States. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) <u>Basis of Accounting</u>

Assets and liabilities are recorded and revenues and expenses are recognized using the accrual basis of accounting.

(b) <u>Customer Accounts</u>

The Company has registered as a Fully Disclosed Introducing Broker/Dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not carry accounts of or for customers. As such, the Company is exempt from the requirements of SEC Customer Protection Rule 15c3-3 and Rule 15c3-2 dealing with customers' notification of free credit balances.

All customer accounts are maintained by an independent clearing broker dealer who is responsible for all customer account record keeping under SEC Rules 15c3-2 and 15c3-3. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue is recorded as income in the period earned.

(c) <u>Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies (continued)

(d) Cash Equivalents

Cash consists of checking and savings accounts with financial institutions as well as investment cash balances maintained with a clearing broker.

(e) Revenue Recognition

Most of the revenue is derived from commissions and management fees. Management fees are recorded when billed and are calculated based on a percent of the assets managed.

(f) Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation of furniture and equipment is provided on a straight-line basis using estimated lives of five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals and betterments.

(g) Advertising

The Company expenses advertising costs the first time the advertising takes place.

(h) Subsequent Events

In accordance with FASB ASC 855, the Company evaluated subsequent events through February 17, 2012, the date the Company's financial statements were available to be used and has determined there were no events that required recognition or disclosure in the financial statements.

(2) Furniture and Equipment

Furniture and equipment consisted of the following at December 31:

	2011	2010
Furniture and fixtures	$ 14,676	$ 8,850
Computer equipment	37,234	26,980
	51,910	35,830
Less accumulated depreciation	36,084	34,705
Furniture and equipment, net	$ 15,826	$ 1,125

Furniture and Equipment (continued)

Depreciation expense amounted to $1,379 and $1,144 for the years ended December 31, 2011 and 2010, respectively.

(3) Income Taxes

The Company's stockholder has elected S-Corporation status under provisions of the Internal Revenue Code. Income from corporations classified as S-Corporations is generally taxed at the shareholder level and, accordingly, the Company has not accrued any Federal or State income tax liability.

FASB ASC 740, *Income Taxes*, prohibits the recognition of a benefit for a tax provision unless the Company believes it is more-likely-than-not that this position will prevail. It also limits the amount of the benefit recognized to the largest amount for which the Company believes the likelihood of realization is greater than 50%. Management believes there are no unrecognized tax benefits as of December 31, 2011. The Company anticipates that it will not have a change in unrecognized tax benefits during the next twelve months that would have a material impact on the Company's financial statements. If necessary, the Company would accrue interest and penalties on uncertain tax positions as a component of the provision for income taxes. The Company is no longer subject to federal and state income tax examination by tax authorities for years before the year ended December 31, 2008.

(4) Retirement Plan Contributions

The Company created a 401(k) plan for its employees in 2003. The Company can make discretionary contributions and for the year ended December 31, 2011 and 2010 retirement plan contributions were $0 and $22,000, respectively.

(5) Liabilities Subordinated to Claims of General Creditors

At December 31, 2011 and 2010 the Company had no liabilities subordinated to claims of general creditors.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $231,852, which was $226,852 in excess of its required net capital of $5,000.

The Company's net capital ratio was 0.0330 to 1. Net capital reflects no material difference from the amount reported in the Company's unaudited year-end FOCUS report, as a result of this audit.

(7) Concentration of Revenue

The Company has one customer that accounted for approximately 12% of the Company's revenue for the year ended December 31, 2011. The Company had one customer that accounted for approximately 11% of total revenue for the year ended December 31, 2010.

(8) Commitments, Contingencies and Guarantees

According to Financial Industry Regulatory Authority (FINRA), the Company must disclose the existence of commitments, contingencies and guarantees. There were no commitments, contingencies or guarantees at December 31, 2011.

Windham Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2011

Net capital:

    Total stockholder's equity $ 277,034

    Less:

        Non-allowable assets:

Prepaid expenses	$ 8,123	
Equipment and leasehold improvements	15,826	
CRD deposit	261	
Non-allowable receivables	15,972	(40,182)

        Other deductions:

           Excess blanket bond deductible   (5,000)

    Net capital $ 231,852

      15c3-1(f) Haircut (CD-5%)   -

    Adjusted net capital $ 231,852

Aggregate indebtedness:

    Current liabilities $ 7,643

Required net capital $ 5,000

Excess net capital $ 226,852

Ratio: Aggregate indebtedness to net capital   .0330 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

Windham Financial Services, Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is not subject to the requirements of SEC Rule 15c3-3.

Windham Financial Services, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is not subject to the requirements of SEC Rule 15c3-3.

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Windham Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Windham Financial Services, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred as above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to the future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet enough to merit attention by those charged with governance

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

As noted in prior years, the following deficiency is considered to be a material weakness.

Segregation of Duties
We noted that there was a lack of segregation of duties for the accounting function, as the Company only has one employee to perform all functions. While we understand the feasibility of segregating duties is difficult, it is fundamental to a sound accounting system.

Our consideration of internal control was for the limited purpose described in the first and the second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McSoley McCoy & Co.

February 17, 2012
Vt. Reg. No. 92-349

WINDHAM FINANCIAL®
MEMBER FINRA/SIPC/MSRB

608 Hills Point Road
Charlotte, VT 05445
800-735-2790

February 25, 2012

McCoy & McSoley Co.
118 Tilley Drive, Suite 202
South Burlington, VT 05403

We are in receipt of your report regarding the weakness in our internal control systems under standards set by the Public Company Accounting Oversight Board (PCAOB). Your report is of extreme importance to our firm, as we strive to meet the highest standards of accounting and regulatory controls.

While we understand that the segregation of duties under most circumstance is fundamental to a sound accounting system, it is not feasible for Windham Financial Services, Inc., due to the size of our company. Since the sole employee who performs all accounting functions is the 100% stockholder in the firm, it is unlikely that he would have any reason to undertake any financial fraud or steal from himself. In addition, since the firm does not have custody of client accounts as a $ 5,000 net capital Introducing Broker and is therefore exempt from the SEC Rule 15c-3-3 Determination of Reserve Requirements and Possession or Control Requirements, we believe that this weakness poses no risk, whatsoever, to client assets. We also believe that since the individual handling the accounting functions is Series 24 (Financial & Operations Principal) qualified, along with the simplicity of our accounting system given our size, that that we can reasonably prevent and detect any material misstatements in our financial reporting.

We appreciate your comments and recommendations and please let me know if you need any additional information.

Sincerely,

Paul D. Mendelsohn – President
Windham Financial Services, Inc.